Exhibit 99.1

GOLD STANDARD ANNOUNCES STRATEGIC PARTNERSHIP WITH
ORION MINE FINANCE FOR US$22.5 MILLION

July 16, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced they have entered into a binding letter of intent with Orion Mine Finance (“Orion”) relating to a series of transactions (the “Orion Transactions”), totaling approximately US$22.5 million.

Concurrently with the execution of the binding letter of intent, Orion has agreed to acquire CDN$1,012,385 (US$748,031) in common shares of the Company (“Gold Standard Common Shares”) through market purchases and has purchased an additional 17,662,646 Gold Standard Common Shares at CDN$1.12 per share for a total of CDN$19,782,164 (US$14.62 million) from an existing shareholder (the “Block Purchase”). Pursuant to the Orion Transactions, Orion has committed to purchase an additional CDN$6,950,151 (US$5,135,326) of Gold Standard Common Shares through a non-brokered private placement at CDN$1.05 per share (collectively, the “Orion Equity Investment”). Additionally, the Company and Orion will enter into a silver streaming agreement (the “Silver Streaming Agreement”) for 100% of the silver production on the Company’s South Railroad project in Nevada, U.S.A (the “South Railroad Project”) and at the Jasperoid Wash deposit, which is a limited portion of the lands owned or controlled by the Company. Finally, Orion has agreed to provide a proposal for up to US$200 million of financing support to the Company to help finance the construction of the South Railroad Project following the satisfaction of certain milestones (the “Financing Support”).

Jonathan Awde, CEO and Director of the Company commented: “We are very pleased to announce our strategic partnership with Orion, a strong and proven investor and lender to mining companies who are advancing along the path to potential production. They are now a strategic shareholder of the Company and we look forward to potential financings from them in the future. We also look forward to advancing our infill drilling, permitting and feasibility study, which are our next key milestones for 2020 and 2021.”

Orion Equity Investment

Pursuant to the Orion Equity Investment, Orion has agreed to purchase CDN$1,012,385 (US$748,031) of Gold Standard Common Shares through market purchases. Orion has also purchased an additional 17,662,646 Gold Standard Common Shares at CDN$1.12 per share for a total of CDN$19,782,164 (US$14.62 million) from an existing GSV shareholder. Orion has also committed to purchase an additional 6,619,191 Gold Standard Common Shares at a price per share of CDN$1.05 for aggregate proceeds of CDN$6,950,151 (US$5,135,326) to the Company.

Silver Streaming Agreement

Upon entering into the Silver Streaming Agreement, Orion will purchase 100% of the silver production from the South Railroad Project and the Jasperoid Wash deposit for the life of mine at a price of 15% of the prevailing market price for silver (the “Silver Stream”). In connection with the Silver Stream, Orion will make a deposit to the Company of US$2 million. The Silver Stream will be guaranteed by the Company and its direct and/or indirect subsidiaries that own the South Railroad Project and the Jasperoid Wash deposit.

Financing Support

Pursuant to the Financing Support, Orion has agreed to provide the Company with a term sheet to provide up to US$200 million of financing support to the Company, following the satisfaction of mutually agreed milestones, to help finance the construction of the South Railroad Project. In connection with the Financing Support, Orion shall be granted a right of first offer on any financial instrument for financing the Company including, but not limited to, streaming, royalty, prepay or offtake agreements for precious metals of the Company (each, a “Financing Transaction”). Orion’s right of first offer does not include (i) any bought or overnight marketed equity or convertible debt deal with banks or brokers, (ii) project finance, term loans or a credit facility by a bank or syndicate of banks, (iii) a marketed high yield offering underwritten by a bank, and (iv) any financing transaction with aggregate proceeds of up to US$40 million.

Closing of the Orion Transactions is subject to the execution of definitive documentation, satisfaction of conditions precedent and regulatory approvals.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of Pinion and Dark Star has created potential near-term development options and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a mineral resource estimate prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) consisting of a Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of mineral resources; the completion of the Orion Transactions upon the proposed terms; the realization of the potential benefits of the Orion Transactions; and the successful negotiation and entering into of definitive documentation by the Company with Orion.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: expectations regarding whether the approvals for the Orion Transaction will be obtained; mineral estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; success of the Company’s projects; prices for silver and gold remaining as estimated; and currency exchange rates remaining as estimated. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the satisfaction of the necessary conditions precedents and regulatory approvals required to complete the Orion Transactions; fluctuations in silver and gold prices; changes in laws, regulations and government practices in the United States, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured mineral resources,” ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. U.S. investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com